UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

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Scholastic Corporation

(Name of Issuer)

Common Stock,par value $.01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

Iole Lucchese

c/o Scholastic Corporation

557 Broadway

New York, NY 10012

(212) 343-6100

with a copy to:

Andrew S. Hedden

c/o Scholastic Corporation

557 Broadway

New York, NY 10012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 807066105 SCHEDULE 13D

1.	NAME OF REPORTING PERSON Iole Lucchese
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting PoweR 1,223,752 1, 2
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,223,752 1, 2
	10.	Shared Dispositive Power 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,752 1,2
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% 1,2
14.	TYPE OF REPORTING PERSON IN

1	Includes 579,247 Common Shares and 445,452 Class A Shares held by the Estate, 54,220 Common Shares held by Ms. Lucchese, and 144,833 options to purchase Common Shares that are currently exercisable.
2

Calculations of the percentage of the shares of Common Stock, $0.01 par value (the “Common Shares”) beneficially owned assumes that there are 27,777,572 Common Shares outstanding as of February 29, 2024 as reported in the Issuer’s Form 10-Q, filed on March 22, 2024 plus 445,452 shares of Class A Stock, $0.01 par value (the “Class A Shares”) which are held by the Estate that are immediately convertible into Common Shares, plus currently exercisable options to purchase 144,833 Common Shares held by Ms. Lucchese individually.

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Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on July 16, 2021 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Scholastic Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 557 Broadway, New York, NY 10012. The Issuer’s Common Shares are traded on the Nasdaq Stock Exchange under the stock symbol “SCHL”.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 18, 2024 the Estate agreed to sell 400,000 shares of Common Stock to the Issuer for $13,402,584, or $33.50646 per Common Share, in order to generate liquidity to meet certain estate obligations, including estate taxes. Ms. Lucchese, solely in her capacity as a preliminary executor of the Estate, expects to continue to explore selling a portion or all of the Common Shares held by the Estate for the purpose of meeting obligations of the Estate, including taxes.

Other than as described in this Item 4, or otherwise in this Schedule 13D, Ms. Lucchese (individually and in her capacity as a preliminary executor of the Estate) currently has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. In the foregoing capacities, Ms. Lucchese reserves the right, in light of her future evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change her plans and intentions at any time, as she deems appropriate.

As a senior executive officer of the Issuer and Chair of the Board of Directors of the Issuer, Ms. Lucchese participates in deliberations of the Issuer’s senior management and Board of Directors in the normal course of the Issuer’s business that could involve any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 from time to time, and, in keeping with her fiduciary duty as an officer and director, may make proposals or recommendations to the Issuer’s board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer’s senior management, Ms. Lucchese participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Ms. Lucchese), in the ordinary course of business, generally on an annual basis.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) Incorporated herein by reference is the information from Items 11 and 13 of the cover page of the Reporting Person. The beneficial ownership of the Reporting Person is 1,223,752 Common Shares, or 4.3% of the Common Shares issued and outstanding. Calculations of the percentage of the Shares beneficially owned assumes that there are 27,777,572 Common Shares outstanding as of February 29, 2024 as reported in the Issuer’s Form 10-Q filed on March 22, 2024, plus 445,452 Class A Shares which are held by the Estate that are immediately convertible into Common Shares, plus currently exercisable options to purchase 144,833 Common Shares held by Ms. Lucchese individually.

(b) Ms. Lucchese beneficially owns an aggregate of 1,223,752 of the Issuer’s Common Shares (approximately 4.3% of the total as calculated under Rule 13d-3 of the Exchange Act), a total that includes: (i) 579,247 Common Shares held in the Estate, (ii) 445,452 Class A Shares held in the Estate that are immediately convertible to Common Shares on a one for one basis, (iii) 54,220 Common Shares held directly by Ms. Lucchese, and (iv) currently exercisable options over 144,833 Common Shares held directly by Ms. Lucchese. Ms. Lucchese has sole voting control and dispositive power over all of the foregoing Common Shares and Common Share equivalents. Not included in Ms. Lucchese’s beneficial ownership figures are 18,390 restricted stock units and 42,788 options to acquire Common Shares that are currently unvested and not vesting within the next 60 days.

The Issuer’s charter provides that, except as otherwise provided by Delaware law, the voting rights of the Common Shares are limited to the election of 1/5 of the members of the Issuer’s board of directors. The holders of the Class A Shares have all other voting rights, including the right to elect all remaining members of the Issuer’s board of directors. The 445,452 Class A Shares held in the Estate over which Ms. Lucchese has sole voting and dispositive power constitute a majority of the Class A Shares outstanding. Consequently, Ms. Lucchese has the power to elect all of members of the Issuer’s board of directors other than the 1/5 of the Board membership that is reserved for election by the holders of the Common Shares.

(c) On April 18, 2024, the Estate agreed to sell 400,000 Common Shares to the Issuer in a privately negotiated transaction for aggregate proceeds of $13,402,584, or $33.50646 per Common Share. The transaction is being carried out pursuant to a share purchase agreement between the Issuer and the Estate dated April 18, 2024. The disclosure in Item 6 of this Amendment No. 2 is hereby incorporated into this Item 5(c) by reference.

Other than as set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons within 60 days of the filing date of this Schedule 13D.

(e) As of the date hereof, neither Ms. Lucchese nor the Estate beneficially owns more than 5% of the outstanding Common Shares of the Issuer.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On April 18, 2024, the Issues and the Estate entered into a share purchase agreement (“Share Purchase Agreement”) pursuant to which the Estate agreed to sell and the Issuer agreed to purchase 400,000 Common Shares in a privately negotiated transaction for an aggregate cash amount of $13,402584 or $33.50646 per Common Shares equating to a 3.8% discount from the closing price of a Common Shares as reported by The Nasdaq Stock Market on April 18, 2024, as provided by the terms of the Share Purchase Agreement. The foregoing description is a summary of the material terms of the Share Purchase Agreement. Please refer to the full terms of the Share Purchase agreement which is filed as an exhibit to this Amendment No. 2 under Item 7. The full Share Purchase Agreement is incorporated by reference herein.

Item 7	Material to be Filed as Exhibits.

The document filed as an exhibit in the Schedule 13D is hereby incorporated by reference herein.

Item 7 is hereby amended and supplemented as follows:

Description

2.	Share Purchase Agreement dated April 18, 2024 between the Estate and Scholastic Corporation.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024 /s/ Iole Lucchese

IOLE LUCCHESE

[Signature page to Schedule 13D]

EXHIBIT 2

SHARE REPURCHASE AGREEMENT

This SHARE REPURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 18, 2024 by and between Scholastic Corporation, a Delaware corporation (the “Company”), and the Preliminary Co-Executors of the Estate of M. Richard Robinson, Jr. (“Stockholder”).

RECITAL

WHEREAS, the Company has offered to purchase from the Stockholder 400,000 shares of the Company's common stock, par value $.01 per share ("Common Shares"), at the price per share determined in accordance with Section 1 below, including the formula provided in Schedule A, (the "Transaction"); and

WHEREAS, the Company has been authorized by its Board of Directors to repurchase said 400,000 Common Shares from the Stockholder in a privately negotiated transaction; and

WHEREAS, the Stockholder is a related party vis-a-vis the Company because the two Preliminary Co-Executors are executive officers and, in one case, a director of the Company; and

WHEREAS, because of the related party aspects of the Transaction, the Company referred consideration of the matter to the Company's Audit Committee (the "Committee"); and

WHEREAS, the Committee approved the Transaction (subject to approval by all of the disinterested members of the full Board of Directors) after considering, among other factors, the following:

(i) the Company's capacity to execute the Transaction under its existing share repurchase program, (ii) the limited amount of Common Shares that the Company is generally able to repurchase under the current Rule 10b-18 share repurchase program, (iii) the Company's current share repurchase goals, (iv) the Company's available cash position, (v) the Company's desire to reverse the impact of dilutive issuance of Common Shares from compensatory programs, (vi) the ability to execute the Transaction without the need for the Company to pay brokerage fees on the shares to be repurchased and (vii) information obtained from an independent financial adviser selected by the Committee; and

WHEREAS, the Board of Directors (without the participation of the interested director) approved the Transaction on the basis of the Committee's recommendation.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1. Repurchase. Subject to the terms and conditions set forth in this Agreement, Stockholder hereby agrees to sell, assign, transfer, convey and deliver all its right, title and interest in and to 400,000 Common Shares (the "Repurchased Shares") to the Company free and clear of all liens, encumbrances, pledges, options, warrants, rights of first refusal, claims, charges, restrictions or claims or rights of third parties of any kind or nature (collectively, “Liens”). The Company hereby agrees to repurchase and accept delivery of the Repurchased Shares in exchange for the payment of the Aggregate Cash Consideration, which is defined as the amount determined by multiplying: (A) 400,000 by (B) the price per share number determined as set forth on Schedule A. Stockholder hereby acknowledges and agrees that receipt of the Aggregate Cash Consideration shall constitute complete satisfaction of all obligations or any other sums due to such Stockholder with respect to repurchase of the Repurchased Shares.

2. Closing. The closing of the repurchase provided for herein (the “Closing”) shall take place on April 22, 2024 (or such other date as the parties may mutually agree) at the offices of the Company located at 557 Broadway, New York, New York 10012 (or at such other place upon which the parties hereto may mutually agree). At the Closing, the following shall occur:

a. Stockholder Deliveries. The Repurchased Shares are credited to or otherwise held in a securities account maintained by Stockholder at JPMorgan Chase Bank, N.A. and are to be delivered through the facilities of The Depository Trust Company. The Stockholder shall take such actions necessary to provide appropriate instruction to JPMorgan Chase Bank, N.A. to affect the transfer of the Repurchased Shares from Stockholder’s account to the account at a financial institution designated by the Company for the receipt of the Repurchased Shares so transferred in Schedule B to this Agreement. In connection with any account to which the Repurchased Shares are credited or otherwise held, Stockholder shall execute and deliver such other and further documents or instruments necessary, in the reasonable opinion of the Company, to affect a legally valid transfer to the Company hereunder.

b. Company Deliveries. The Company shall deliver by wire transfer in immediately available funds all of the proceeds of the Aggregate Cash Consideration to the account listed in Schedule C hereto that has been designated by Stockholder.

3. No Further Ownership Interest. From and after the Closing, Stockholder shall have no further right or title to or interest in the Repurchased Shares or any dividends, distributions, equity interests or other rights in respect thereof.

4. Representations and Warranties of Stockholder. Stockholder represents and warrants to the Company as follows:

a. Title to Shares. As of the date hereof, Stockholder owns good and marketable title to the Repurchased Shares and such Repurchased Shares are free and clear of all Liens. Except for this Agreement, Stockholder has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other Person with respect to the Repurchased Shares, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition thereof or any interest therein or the voting of any such Repurchased Shares.

b. Binding Effect. This Agreement is a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by or notice to, or filing with, any governmental authority or any other person in respect of any requirements of law is necessary or required by Stockholder in connection with the execution, delivery or performance by Stockholder of this Agreement, except for such approval, consent, compliance, exemption, authorization, or other action which, if not obtained or made, would not reasonably be likely to prevent or materially delay Stockholder from performing its obligations under this Agreement in all material respects.

d. Brokers or Finders. Stockholder has not employed or entered into any agreement with, nor is Stockholder subject to, any valid claim of any broker, finder, financial advisor, consultant, or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

e. Legal Proceedings. There are no legal proceedings pending or, to the knowledge of Stockholder, threatened, to which Stockholder is or may be a party, that (i) challenge the validity or enforceability of Stockholder’s obligations under this Agreement or (ii) seek to prevent, delay or otherwise would reasonably be expected to materially adversely affect the consummation by Stockholder of the transactions contemplated hereby.

f. Material Non-Public Information. Stockholder acknowledges and agrees that the Company may possess material, nonpublic information that has not been disclosed by the Company. Stockholder hereby further acknowledges that it is entering into this Agreement and the transactions contemplated hereby notwithstanding this disparity of information, if any, and waives any claims related to this information disparity.

5. Representations and Warranties of the Company. The Company represents and warrants to Stockholder as follows:

a. Authority; Binding Effect. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority and has taken all necessary action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein. This Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

b. No Violation. Neither the execution and delivery of this Agreement by the Company, nor the repurchase of the Repurchased Shares owned by Stockholder pursuant to this Agreement, will (i) result in a breach of its organizational documents, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material agreement, lease or other instrument or obligation to which the Company is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained and are in full force and effect or which would not impair the Company’s ability to consummate the transactions contemplated by this Agreement, or (iii) violate any order, writ, injunction or decree applicable to the Company or any of the Company’s material assets.

c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by or notice to, or filing with, any governmental authority or any other person in respect of any requirements of law is necessary or required by the Company in connection with the execution, delivery or performance by the Company of this Agreement, except for such approval, consent, compliance, exemption, authorization, or other action which, if not obtained or made, would not reasonably be likely to prevent or materially delay the Company from performing its obligations under this Agreement in all material respects.

d. Brokers or Finders. Except for the Company's engagement of an investment banking firm, identified to the Stockholder, as an advisor in connection with the transactions contemplated by this Agreement, the Company has not employed or entered into any agreement with, nor is the Company subject to, any valid claim of any broker, finder, consultant, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

e. Exchange Act Reports. The Company’s reports filed with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, and any amendment or supplement thereto, did not, when filed with the Commission, and do not, as of the date hereof, contain an untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

6. Affirmative Covenants.

(a) The parties hereto acknowledge and agree that the Company shall submit to the Commission a report on Form 8-K disclosing the repurchase transaction following the Closing (the "Form 8-K"). Stockholder shall have the right to provide comments on the text of the Form 8-K prior to it being provided to the Commission.

(b) Neither the parties hereto nor any of their related parties shall disclose the terms of this Agreement to any person, except as may be required by law, legal process (including any probate process applicable to the Stockholder) or applicable regulation and except for any disclosure to JPMorgan Chase Bank, N.A. that is reasonably necessary to facilitate delivery of the Repurchased Shares in connection with the Closing. The parties may, however, refer to the Form 8-K and its contents after it is submitted to the Commission.

(c) Each party agrees that its representations and warranties shall be true and correct on the date of Closing.

7. Miscellaneous.

a. Amendment. This Agreement may not be amended or waived in any respect except by a written agreement signed by the parties hereto.

b. Survival. Each of the representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing and continue in full force and effect in accordance with its terms, but is subject to all applicable statutes of limitation, statutes of repose and other similar defenses provided in law or equity.

c. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, agreements and understandings (both oral and written) with respect to such subject matter.

d. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or electronic image scan shall be effective as delivery of a manually executed counterpart of this Agreement.

e. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

f. Expenses. Each party shall bear its own expenses and fees in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SCHOLASTIC CORPORATION
By:	/s/ Peter Warwick
	Name:	Peter Warwick
	Title:	Chief Executive Officer

THE PRELIMINARY CO- EXECUTORS OF THE ESTATE OF M. RICHARD ROBINSON, JR.
By:	/s/ Iole Lucchese
	Name:	Iole Lucchese
	Title:	Preliminary Co-Executor and Designated Scholastic Special Purpose Executor

SCHEDULE A

PRICE DETERMINATION FORMULA

The price per Common Share to be paid shall be the product of (i) 96.2% and (ii) the closing price of a Common Share of the Company as of the end of the regular trading session (4:00 p.m. EST) on April 18, 2024.

SCHEDULE B

COMPANY SECURITIES ACCOUNT INFORMATION

(Account name and address to which the repurchased shares shall be delivered)

(To be provided supplementally)

SCHEDULE C

(Name and address of Stockholder account for proceeds)

(To be provided supplementally)